Exhibit 15.2

Advisors relied upon in the consolidated financial statements for the years ended December 31, 2018, 2017 and 2016

Exhibit No.	Name of advisor	Nature of professional advice	Reference to the consolidated financial statements
15.3	Cushman & Wakefield - India	Valuation of Indian trading property as of December 31, 2016, 2017 and 2018.	Note 2 W 1 a), Note 4 b and note 6 a 2
15.4	Jones Lang LaSalle Services SRL	Valuation of certain trading property of Plaza Centers N.V. as of December 31, 2016 and for the Casa Radio Project valuation as of December 31, 2016 and 2017 and the letter of opinion regarding net present value as of December 31, 2018.	Note 2 W 1 a), Note 4 b and c f)
15.5	Jones Lang LaSalle SP. Z o.o.	Valuation of certain trading property of Plaza Centers N.V. as of December 31, 2017 and the valuation of the Lodz Plaza project as of December 31, 2017.	Note 2 W 1 a), Note 4 b
15.6	Jones Lang LaSalle Kft.	Valuation of certain trading property of Plaza Centers N.V. as of December 31, 2016.	Note 2 W 1 a), Note 19
15.7	Pulvernis Bareket Ben-Yehuda Ltd.	Valuation of the conversion component of Elbit Medical's convertible notes, as of February 20, 2018 and December 31, 2018.	Note 20d
15.8	Pulvernis Bareket Ben-Yehuda Ltd.	Valuation of the estimated discount rate for the Company's restricted holdings in Gamida Cell Ltd., as of December 31, 2018.	Note 20d